UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA DISTANCE EDUCATION HOLDINGS LIMITED
(Name of Issuer)

ORDINARY SHARES**
AMERICAN DEPOSITARY SHARES
(Title of Class of Securities)

16944W104***
(CUSIP Number)

Wang Zhi
18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People's Republic of China
+86 10 8231 9999

copies to:
Jenny Liu, Esq.
Sheppard Mullin Richter & Hampton LLP
1717 Nanjing Road West
Shanghai 200040, People’s Republic of China
+86 21 2321 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 140.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing four ordinary shares.

*** This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BERTELSMANN AG1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

_________________________
1 Bertelsmann AG is the immediate parent of Bertelsmann Asia Investments AG ("BAI") which is an investment vehicle used to finance Bertelsmann's strategic investments. Foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung, BVG-Stiftung) indirectly hold 80.9 percent of Bertelsmann AG's shares, with the remaining 19.1 percent held indirectly by the Mohn family. Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights at the Bertelsmann AG Annual General Meeting.

2 As further described in Item 3 of this Statement, pursuant to a Deed of Share Charge, dated October 26, 2011, by and among BAI, Champion Shine Trading Limited ("Champion Shine") and/or Champion Education Holdings Limited ("Champion Education"), BAI has the right to enforce a share pledge against up to 48,805,569 ordinary shares of China Distance Education Holdings Limited (the "Issuer") and exercise certain rights and dispose of such shares to satisfy any claim of breach of secured obligations.

† As of December 9, 2011, BAI sold all the securities of the Issuer held by it to Champion Shine. As a result of the foregoing transaction, BAI ceased to own any securities of the Issuer on December 9, 2011.

CUSIP No. 16944W104	SCHEDULE 13D	Page 3 of 8

15	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BERTELSMANN ASIA INVESTMENTS AG
16	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
17	SEC USE ONLY
18	SOURCE OF FUNDS N/A
19	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
20	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER 0
	22	SHARED VOTING POWER 0[3]
	23	SOLE DISPOSITIVE POWER 0
	24	SHARED DISPOSITIVE POWER 0[3]
25	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
26	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
27	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
28	TYPE OF REPORTING PERSON CO

______________________________
3 As further described in Item 3 of this Statement, pursuant to a Deed of Share Charge, dated October 26, 2011, by and among BAI, Champion Shine and Champion Education, BAI has the right to enforce a share pledge against up to 48,805,569 ordinary shares of the Issuer and exercise certain rights and dispose of such shares to satisfy any claim of breach of secured obligations.

† As of December 9, 2011, BAI sold all the securities of the Issuer held by it to Champion Shine. As a result of the foregoing transaction, BAI ceased to own any securities of the Issuer on December 9, 2011.

CUSIP No. 16944W104	SCHEDULE 13D	Page 4 of 8

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this "Statement") amends the statement on Schedule 13D filed on December 12,  2011 which relates to the ordinary share, par value $0.0001 per share (the "Share") of China Distance Education Holdings Limited, a Cayman Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing, 100083, People's Republic of China.

Item 2. Identity and Background.

(a) This Statement is being filed by the following reporting persons: Bertelsmann AG, a German corporation, and Bertelsmann Asia Investments AG (“BAI”), a Switzerland company (collectively, the "Reporting Persons").

(b) The address of the principal business office of Bertelsmann AG is Carl-Bertelsmann-Strasse 270, D-33311 Gütersloh, Germany. The address of the principal business office of BAI is Dammstrasse 19, CH-6300 Zug, Switzerland.

(c) and (f) The jurisdiction of incorporation for Bertelsmann AG is Federal Republic of Germany. The jurisdiction of incorporation for BAI is Switzerland.

(d)-(e) During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The respective description of the Purchase Agreement and the Share Charge set forth in Item 4 is hereby incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

As of December 9, 2011, pursuant to a Securities Purchase Agreement, dated October 26, 2011, by and among BAI, Champion Shine Trading Limited ("Champion Shine") and Champion Education Holdings Limited ("Champion Education") (the "Purchase Agreement"), BAI sold 16,268,523 ordinary shares of the Issuer (including 1,750,000 ordinary shares as represented by 437,500 American Depositary Shares (“ADS”), the "Securities") to Champion Shine at a price of $1.7775 per ordinary share for an aggregate purchase price of $28,917,300. The sale of the all the ordinary shares except the ADSs was completed on December 8, 2011, and the sale of the ADSs was completed on December 9.

The Reporting Person received a promissory note in the amount of $28,917,300 from Champion Shine Trading Limited for the Securities. Such promissory note is secured by the pledge by Champion Shine and Champion Education of a total of 48,805,569 ordinary shares of the Issuer pursuant to a Deed of Share Charge, dated October 26, 2011, by and among BAI, Champion Shine and Champion Education (the "Share Charge"). Upon the enforcement of the Share Charge, BAI may exercise certain rights and dispose of the pledged shares to satisfy any claim of breach of secured obligations.

In connection with the transactions described above, Mr. Zhengdong Zhu and Ms. Baohong Yin, the beneficial owners of Champion Shine and Champion Education, entered into a side letter with BAI on October 26, 2011.

A copy of the Purchase Agreement, promissory note, Share Charge and side letter is attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4, respectively. The description of the abovementioned documents contained herein is qualified in its entirety by reference to Exhibits 1, 2, 3 and 4, which are incorporated herein by reference.

CUSIP No. 16944W104	SCHEDULE 13D	Page 5 of 8

The Reporting Persons acquired the Issuer's securities for investment purposes. Although BAI has disposed of all of the securities of the Issuer held by it, the Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time take any available course of action in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in:

(a)	The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer by any person;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information set forth in Item 4 is hereby incorporated by reference in this Item 5. As of December 9, 2011, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons ceased to own any securities of the Issuer.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Pursuant to the Share Charge, BAI has the right to enforce a share pledge against up to 48,805,569 ordinary shares of the Issuer and dispose of such shares to satisfy any claim of breach of secured obligations. Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) December 9, 2011.

CUSIP No. 16944W104	SCHEDULE 13D	Page 6 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference in this Item 6. Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated October 26, 2011, by and among Bertelsmann Asia Investments AG, Champion Shine Trading Limited and Champion Education Holdings Limited
Exhibit 2	Promissory Note, dated October 26, issued by Champion Shine and Champion Education to BAI
Exhibit 3	Deed of Share Charge, dated October 26, 2011, by and among Bertelsmann Asia Investments AG, Champion Shine Trading Limited and Champion Education Holdings Limited
Exhibit 4	Side Letter Addressed to BAI from Zhengdong Zhu and Baohong Yin, dated October 26, 2011
Exhibit 5	Joint Filing Agreement between the Reporting Persons

CUSIP No. 16944W104	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: December 13, 2011

BERTELSMANN AG

By: /s/ Martin Dannhoff
       Martin Dannhoff
       Senior Vice President

By: /s/ Michael Kronenburg
       Michael Kronenburg
       Senior Vice President

BERTELSMANN ASIA INVESTMENTS AG

By: /s/ Erich Kalt
       Erich Kalt
       Authorized Signatory

By: /s/ Rose-Marie Mülli
       Rose-Marie Mülli
       Authorized Signatory

CUSIP No. 16944W104	SCHEDULE 13D	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Description
1	Securities Purchase Agreement, dated October 26, 2011, by and among Bertelsmann Asia Investments AG, Champion Shine Trading Limited and Champion Education Holdings Limited
2	Promissory Note, dated October 26, issued by Champion Shine and Champion Education to BAI
3	Deed of Share Charge, dated October 26, 2011, by and among Bertelsmann Asia Investments AG, Champion Shine Trading Limited and Champion Education Holdings Limited
4	Side Letter Addressed to BAI from Zhengdong Zhu and Baohong Yin, dated October 26, 2011
5	Joint Filing Agreement between the Reporting Persons